Exhibit 12.1

Starwood Hotels & Resorts Worldwide, Inc.

Calculation of Ratio of Earnings to Total Fixed Charges

	Year Ended December 31,
	2012	2011	2010	2009	2008
(Dollars in millions, except ratio)
Income (loss) from continuing operations before income taxes	$618	$425	$335	$(296)	$321
(Income) loss related to equity method investees	(25)	(11)	(10)	4	(16)

	593	414	325	(292)	305
Add/(deduct):
Fixed charges	215	283	298	293	277
Interest capitalized	(7)	(42)	(30)	(34)	(35)
Amortization of capitalized interest	66	19	8	11	12
Distributed income of equity method investees	28	22	59	39	48
Noncontrolling interest in pre-tax loss (income)	—	2	2	2	—

Earnings available for fixed charges	$895	$698	$662	$19	$607

Fixed charges:
Interest and other financial charges	$172	$203	$237	$230	$210
Interest factor attributable to rentals (a)	36	38	31	29	32
Interest capitalized	7	42	30	34	35

Total fixed charges	$215	$283	$298	$293	$277

Ratio of earnings to fixed charges	4.16	2.47	2.22	0.06 (b)	2.19

Notes:

(a)	The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by Starwood to be representative of the interest factor inherent in rents.
(b)	For the year ended December 31, 2009, earnings were inadequate to cover fixed charges by approximately $274 million.